

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2013

Via E-mail
Mr. Yujin Wang
President, Chief Executive Officer, and Chief Financial Officer
China Rongxin Chemical Holding Group, Inc.
Room 2702, Building #3
Machangjiaolu Hualixinhuashidai
Jianghuanqu, Wuhan, Hubei, China

> RE: **China Rongxin Chemical Holding Group, Inc.**
>   **Form 10-K for the Year Ended July 31, 2012**
>   **Filed October 23, 2012**
>   **File No. 0-54215**

Dear Mr. Wang:

We issued comments on the above captioned filing on July 25, 2013. On September 17, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Erin K. Jaskot, Staff Attorney, at (202) 551-3442 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief